Exhibit (3.4)

ARTICLES OF AMENDMENT TO
RESTATED ARTICLES OF INCORPORATION OF
MIDWEST EXPRESS HOLDINGS, INC.

Pursuant to Sections 180.1001, 1003 and 1006 of the Wisconsin Business Corporation Law

        I, Robert S. Bahlman, Senior Vice President and Chief Financial Officer of Midwest Express Holdings, Inc., a corporation organized and existing under the Wisconsin Business Corporation Law (the “Corporation”), DO HEREBY CERTIFY:

        1.     The amendment set forth below in its entirety has been duly adopted in accordance with the provisions of Sections 180.1001 and 180.1003 of the Wisconsin Business Corporation Law.

        2.     The amendment is as follows: To amend and restate in its entirety Article Four as follows:

“ARTICLE FOUR: CLASSES OF STOCK

        The total number of shares of all classes of stock which the Corporation shall have the authority to issue is fifty-five million (55,000,000) shares which shall be divided into two classes as follows:

(1) Five million (5,000,000) shares of Preferred Stock without par vale; and

(2) Fifty million (50,000,000) shares of Common Stock of the par value of One Cent ($0.01) per share.”

        3.     The remaining provisions of the Corporation’s Restated Articles of Incorporation remain unaffected by the amendment and are in full force and effect.

        4.     The amendment was duly adopted by the Corporation’s Board of Directors on July 30, 2003, and its shareholders on November 21, 2003 in accordance with the Corporation’s Restated Articles of Incorporation and By-laws and Sections 180.1001 and 180.1003 of the Wisconsin Statutes.

        Executed on behalf of the Corporation as of this 21st day of November, 2003.

MIDWEST EXPRESS HOLDINGS, INC.
By: /s/ Robert S. Bahlman
Robert S. Bahlman
Senior Vice President and
Chief Financial Officer

This document was drafted by, and after filing should be returned to, Angela L. Malzahn, Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202-5306.